April 7, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ooma, Inc.

Registration Statement on Form S-3

Filed April 6, 2026

File No. 333-294890

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Ooma, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at 4:00 p.m., New York City time, on April 10, 2026 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Orrick, Herrington & Sutcliffe LLP, by calling William Hughes at (415) 773-5720.

Thank you for your assistance in this matter.

Kind regards,

OOMA, INC.

By: /s/ Jenny Yeh
Name: Jenny Yeh
Title: Senior Vice President and Chief Legal Officer

cc: William Hughes, Orrick, Herrington & Sutcliffe LLP